Report of Independent Registered Public Accounting Firm

The Board of Directors

MACC Private Equities Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that MACC Private Equities Inc. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2009. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009 and with respect to agreement of security purchases and sales for the period from September 30, 2008 (the date of our last examination) through March 31, 2009:

•	Count and inspection of all securities located in the vault of Cedar Rapids Bank and Trust in Cedar Rapids, Iowa (the Bank) without prior notice to management

•	Reconciliation of all such securities to the books and records of the Company, including the items noted below:

·
The Company’s investment in 14% Senior Secured Subordinated Notes (Subordinated Notes) dated January 23, 2009 of Superior Holdings was not in the Bank’s vault on March 31, 2009. We confirmed receipt of the Subordinated Notes on April 17, 2009 with the Bank and observed the certificates in the Bank’s vault on July 15, 2009.

·
The Company’s certificate of it’s investment in 17,536.75 Class B Preferred Share Units of Spectrum Products, LLC was not in the Bank’s vault on March 31, 2009. Share certificates were not issued to the Company and the ownership was governed by an operating agreement held at the Company. We obtained a copy of the operating agreement and found the Company’s recorded ownership as of March 31, 2009 agreed with the operating agreement. The Bank confirmed receipt of the Company’s investment in 35,073.5 Class B Preferred Share Units of Spectrum Products LLC on July 14, 2009. The amount of 35,073.5 Class B Preferred Share Units in Spectrum Products, LLC, represents the Company’s initial 17,536.75 Units and an additional 17,536.75 Units allocated to the Company in July 2009 under the terms of an amended operating agreement.  We also observed the certificates in the Bank’s vault on July 15, 2009.

•	Agreement of all security purchases and security sales, since the date of our last report from the books and records of the Company to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that MACC Private Equities Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of MACC Private Equities Inc. and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ KPMG LLP

San Diego, California

July 27, 2009

MACC PRIVATE EQUITIES, INC.

July 27, 2009

KPMG, LLP
4747 Executive Dr., Suite 600
San Diego, CA
92121

Ladies and Gentlemen:

RE:	Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

MACC Private Equities Inc. is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining effective internal control structure over compliance with Rule 17f-2 requirements.

MACC Private Equities Inc. has performed an evaluation of its compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2009 for the period September 30, 2008 through March 31, 2009.  Based on this evaluation, it has determined that MACC Private Equities Inc. was in compliance with the Act of 1940 as of March 31, 2009, with respect to securities reflected in the investment accounts of MACC Private Equities Inc.

Very truly yours,

MACC PRIVATE EQUITIES INC.

By

/s/ Derek Gaetner, CFO
________________________________
Derek Gaertner, CFO

/s/ Travis Prentice, President
________________________________
Travis Prentice, President